

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2015

Via E-mail
Mr. Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp.
700 Louisiana Street, Suite 900
Houston, Texas 77002

> **Re:** **Hennessy Capital Acquisition Corp.**
> **Schedule TO-I**
> **Filed January 7, 2015**
> **File No. 005-87838**

Dear Mr. Hennessy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be engaged in a distribution of common stock to warrant holders, within the meaning of Regulation M, within the same timeframe as you will be offering to redeem common stock from your current security holders. Also, the Backstop Commitment Investor appears to be an "affiliated purchaser" within the meaning of Rule 100(b) of Regulation M. Please provide your analysis under Regulation M with respect to these issues.

2.   Disclosure indicates that the purchase of Placement Warrants might occur prior to, or within ten business days after, the termination of the Offer Period. Please provide your analysis under Rule 13e-4(f)(6) and/or Rule 14e-5.

Extensions of the Offer, page 12

3.   We note that the consummation of the Business Combination is not a condition to the
Offer. Please disclose the impact of the warrant exchange on a stockholder's pro rata
share of the aggregate amount on deposit in the trust account, if the Offer is completed
and the Business Combination is not consummated.

Tender Constitutes an Agreement, page 14

4.   Delete the language here and in the letter of transmittal requiring security holders to
acknowledge or certify that they have "read" the terms of the offer and that the offer is
"discretionary" on the part of the company.

Conditions; Termination; Waivers; Extensions; Amendments, page 22

5.   Please revise the third paragraph on page 24 to acknowledge that, if the acceptance for
exchange, or the exchange, of warrants is delayed or if you are unable to accept for
exchange warrants pursuant to the Offer, then tendered warrants may be withdrawn to the
extent that tendering security holders are entitled to withdrawal rights as described in the
Offer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Michael P. Heinz, Esq.
Sidley Austin LLP